Exhibit 99.1

Precision Drilling Corporation

For the fiscal year ended December 31, 2014 March 13, 2015	Annual Information Form

Precision Annual Information Form		Contents
		1	Important Information About This Document
		3	About Precision
			3	Our Organizational Structure
			4	Three-Year History
		7	About Our Businesses
			8	Contract Drilling Services
			12	Completion and Production Services
			14	Health, Safety and the Environment
			15	Our People
		15	Our Capital Structure
	Precision Drilling Corporation 2014		15	Common Shares
			16	Preferred Shares
			17	Material Debt
			20	Prior Sales
		21	Risks in Our Business
		31	Material Interests, Experts and Material Contracts

		31	Legal Proceedings and Regulatory Actions

		31	Governance
			31	Board of Directors
			33	Audit Committee
			35	Executive Officers

		36	Other Information
			36	Controls and Procedures
			36	Management’s Discussion and Analysis
			36	Transfer Agent and Registrar
			37	Additional Information About Precision

		38	Appendix
			38	Audit Committee Charter

IMPORTANT INFORMATION ABOUT THIS DOCUMENT

Throughout this annual information form (AIF), the terms, we, us, our and Precision mean Precision Drilling Corporation and, where indicated, all of our consolidated subsidiaries and any partnerships that we and/or our subsidiaries are part of.

Unless specified otherwise, information in this AIF is as of December 31, 2014. All amounts are in Canadian dollars unless we note otherwise.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this AIF, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, our forward-looking information and statements in this AIF include, but are not limited to, the following:

¡	the number of new rigs to be added to our fleet in 2015
¡	the refund of $55 million in previously paid Ontario income taxes of our wholly-owned subsidiary following the conclusion of litigation with the Ontario Minister of Revenue
¡	the expected use of net proceeds from our 2014 senior unsecured note offering
¡	the commencement of drilling operations in the country of Georgia
¡	our ability to continue to pay dividends on our common shares.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

¡	the status of current negotiations with our customers and vendors
¡	continued market demand for our Tier 1 rigs
¡	our ability to deliver rigs to customers on a timely basis
¡	the general stability of the economic and political environment in the jurisdictions where we operate.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to, the following:

¡	volatility in the price and demand for oil and natural gas
¡	fluctuations in customer spending and its impact on the demand for contract drilling, well servicing and ancillary oilfield services
¡	the risks associated with our investments in capital assets and changing technology
¡	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs
¡	the effects of seasonal and weather conditions on operations and facilities
¡	the availability of qualified personnel and management
¡	the existence of competitive operating risks inherent in our businesses
¡	changes in environmental and safety rules or regulations including increased regulatory scrutiny on horizontal drilling and hydraulic fracturing
¡	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate
¡	fluctuations in foreign exchange, interest rates and tax rates
¡	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Precision Drilling Corporation 2014 Annual Information Form	1

You are cautioned that the foregoing list of risk factors is not exhaustive. Other risks and uncertainties are outlined in this AIF under the heading Risks in Our Business, starting on page 21.

All of the forward-looking information and statements made in this AIF are expressly qualified by these cautionary statements. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this AIF are made as of the date hereof and we will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by applicable securities law.

About Registered Trademarks

We own registered trademarks, service marks and trade names that we use in our business including Precision Drilling Corporation, Precision Drilling, PD logo and design, Grey Wolf, Super Series, Precision Super Single and Super Triple.

Although the trademarks, service marks and trade names referred to in this AIF or the documents incorporated by reference may be listed without the ®, SM and TM symbols for convenience, we will assert our rights to them to the fullest extent under the law.

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ABOUT PRECISION

Precision Drilling Corporation is an independent North American provider of oil and natural gas drilling and related services and products. We specialize in providing onshore drilling services in most major conventional and unconventional oil and natural gas basins in Canada and the United States (U.S.). We also have drilling operations in Mexico, Saudi Arabia, the Kurdistan region of Iraq, and Kuwait and are contracted to commence operations in the country of Georgia in 2015. We also provide well servicing and ancillary wellsite products and services in Canada and the U.S.

Precision was formed by amalgamation under the Business Corporations Act (Alberta). We previously operated as an income trust, known as Precision Drilling Trust, and converted to a corporate entity on June 1, 2010, under a statutory plan of arrangement.

On March 8, 2013, we repealed our old by-laws and adopted new by-laws to, among other things, provide for an advance notice framework for the nomination by Precision shareholders of directors for election to the Board of Directors (Board) and to increase the quorum requirement for our shareholder meetings from 5% to 25%. The amendments were confirmed by our shareholders on May 8, 2013.

Our common shares trade on the Toronto Stock Exchange (TSX), under the symbol PD, and on the New York Stock Exchange (NYSE), under the symbol PDS.

Our principal corporate and registered office is at:

Suite 800, 525 – 8th Avenue SW, Calgary, Alberta, Canada T2P 1G1

Phone: 403.716.4500 Fax: 403.264.0251

Email: info@precisiondrilling.com Website: www.precisiondrilling.com

Our Organizational Structure

The chart below shows our organizational structure and material subsidiaries or partnerships, including the jurisdiction where each was incorporated, formed or continued and whether we hold the voting securities directly or indirectly. For simplification, non-material wholly owned subsidiaries are not included.

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Three-Year History

2014

Rig Fleet

We added 15 newly constructed (or new-build) Super Series rigs to our fleet under previously negotiated term contracts:

¡    five Super Triple rigs in Canada

¡   seven Super Triple rigs in the U.S.

¡   three Super Triple rigs internationally.

We upgraded 12 drilling rigs (six of which were upgraded to Tier 1 status) under term contracts:

¡    five for Canada

¡    six for the U.S.

¡    one for the country of Georgia.

These new and upgraded rigs were part of our 2014 property, plant and equipment capital expenditure program.

We expect to add 17 new-build Super Series rigs to our fleet in 2015 under previously-negotiated contracts or firm customer commitments (13 for the U.S., three for Canada, and one for Kuwait).

See Drilling Fleet, on page 10.

Capital Expenditures

In 2014, our capital program totalled $857 million ($571 million for expansion capital, $137 million for upgrade capital, and $149 million for the maintenance of existing assets and infrastructure).

International Expansion

In the Middle East, we signed a multi-year contract for a new-build drilling rig in Saudi Arabia, which began operating late in 2014, and signed another contract in Kuwait for a new-build rig to be deployed in 2015.

In March 2014, we announced the signing of multi-year contracts in Mexico for six drilling rigs, including re-contracting three existing rigs. As at the end of 2014, four of the rigs remained under contract.

In October 2014, we signed a term contract for a single drilling rig in the country of Georgia, to commence operations in 2015.

Strategic Alliance With Schlumberger

In July 2014, we entered into a technology and service agreement and marketing alliance with Schlumberger that enables us to market a full range of downhole technology, significantly enhancing our technology and service offering to customers.

Divestitures

In July 2014, we sold certain trucks and other related assets used to support drilling rig moving operations in Texas and New Mexico to a third party for proceeds of $26 million.

In November 2014, we divested our U.S. coil tubing assets for total cash consideration of $44 million.

Dividend Increase

For the first three quarters of 2014, we paid a quarterly dividend of $0.06 per common share. In the fourth quarter, we increased the dividend by 17% to $0.07 per common share.

See Our Capital Structure – Dividends, on page 16.

U.S. Senior Note Offering

In June 2014, we completed a US$400 million offering of 5.25% senior unsecured notes due 2024 (the 2024 Notes) in a private placement. Net proceeds will be used for general corporate purposes including the building of new rigs.

See Our Capital Structure – Material Debt, on page 17.

Amendments to Credit Facility

In June 2014, we amended our senior secured credit facility (as amended, the Senior Credit Facility), voluntarily reducing the size of the Senior Credit Facility to US$650 million and extending the maturity date to June 3, 2019.

See Material Debt – Senior Credit Facility, on page 17.

Tax Reassessment

In August 2014, the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, Inter-Leasing, Inc., reversing a prior decision by the Ontario Superior Court of Justice regarding the reassessment of Ontario income tax for Inter-Leasing, Inc.’s 2001 through 2004 taxation years. The Ontario Minister of Revenue subsequently made an application to the Supreme Court of Canada seeking leave to appeal the Ontario Court of Appeal decision. On March 5, 2015, the Supreme Court of Canada denied the Ontario Minister of Revenue’s application for leave to appeal. The decision by the Supreme Court of Canada brought the appeal process to an end. We expect that the $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, will be repaid by the Ontario Minister of Revenue later this year, plus interest and costs.

Asset Write Downs

We decommissioned 29 drilling rigs, 35 well servicing rigs and two snubbing units and recognized a non-cash pre-tax impairment charge of $127 million. Certain components of the decommissioned equipment will be used in our ongoing operations.

We also recorded a $95 million impairment charge to the goodwill attributable to our Canadian well servicing and wastewater treatment businesses as it was determined that their carrying values exceeded their recoverable amounts.

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2013

Rig Fleet Upgrades

We placed seven newly constructed (or new-build) Super Series rigs into service under previously negotiated term contracts:

¡    two Super Triple rigs in Canada

¡   five Super Triple rigs in the U.S.

We also delivered 19 upgraded drilling rigs under term contracts:

¡    six in Canada

¡    seven in the U.S.

¡   six internationally (two in the Kurdistan region of Iraq and four in Mexico).

These new and upgraded rigs were part of our 2013 property, plant and equipment capital expenditure program.

See Drilling Fleet, on page 10.

Capital Expenditures

In 2013, our capital program totalled $536 million ($282 million for expansion capital, $141 million for upgrade capital, and $113 million for the maintenance of existing assets and infrastructure).

Dividend Increase

For the first three quarters of 2013, we paid a quarterly dividend of $0.05 per common share. In the fourth quarter, we increased the dividend by 20% to $0.06 per common share.

See Our Capital Structure – Dividends, on page 16.

Amendments to Credit Facility We amended our Senior Credit Facility, extending the maturity date by one year to November 17, 2018. See Material Debt – Senior Credit Facility, on page 17.

Shareholder Divestiture

On December 5, 2013, the Alberta Investment Management Corporation (AIMCo) sold its entire equity stake of approximately 56 million common shares in the capital of Precision in an overnight marketed transaction. This included the exercise of 15 million warrants of Precision, each exercisable for one common share, at an exercise price of $3.22 per common share for aggregate proceeds to Precision of $48 million.

Tax Reassessment

In June 2013, a wholly owned subsidiary of Precision, Inter-Leasing, Inc., lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the 2001 through 2004 taxation years. Precision appealed the decision to the Ontario Court of Appeal, and this appeal was heard in 2014.

See Legal Proceedings and Regulatory Actions, on page 31.

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2012

Rig Fleet Upgrades

In 2012, we placed 36 new-build Super Series rigs into service under previously negotiated term contracts:

¡    13 Precision Super Single rigs, six Super Triple rigs and one Super Double rig in Canada

¡   two Precision stretch Super Single rigs and 14 Super Triple rigs in the U.S.

We also delivered 11 upgraded rigs under term contracts:

¡    six in Canada

¡    one in the U.S.

¡    four internationally.

These rigs were part of our 2012 property, plant and equipment capital expenditure program.

See Drilling Fleet, on page 10.

Capital Expenditures

Our 2012 program totalled $868 million ($596 million for expansion capital, $130 million for upgrade capital, and $142 million for maintenance of existing assets and infrastructure).

International Expansion

We deployed three drilling rigs to Saudi Arabia that began operations in 2012.

We also contracted:

¡    three upgraded drilling rigs to work on multi-year contracts in Mexico that began operations in 2012 and two additional rigs that began operating in 2013

¡    two upgraded drilling rigs to work on multi-year contracts in the Kurdistan region of Iraq beginning in 2013

¡   two new-build Super Triple drilling rigs to work on multi-year contracts in Kuwait.

Annual Dividend

We announced an annualized dividend of $0.20 per common share, payable quarterly.

We declared our first quarterly dividend of $0.05 per common share, paid on December 28, 2012, to shareholders of record on December 20, 2012.

See Our Capital Structure – Dividends, on page 16.

Amendments to Credit Facility

We entered into an amendment to our Senior Credit Facility which:

¡    increased the amount available to US$850 million from US$550 million

¡   extended the maturity date by two years to November 17, 2017

¡    allows us to pay dividends so long as no default or event of default has occurred

¡   reduced the rates that apply to certain fees to be paid under the facility.

See Material Debt – Senior Credit Facility, on page 17.

Asset Write Downs

We decommissioned 52 drilling rigs. We exited the Tier 3 contract drilling rig business (Tier 3 rigs are conventional mechanical rigs with no automation and lower pumping capacity) but kept 26 mechanical drilling rigs for seasonal, stratification and turnkey drilling work (the PSST rigs).

We also recorded an impairment charge to the goodwill attributable to our Canadian directional drilling operations due to the decrease in natural gas well drilling in Canada and the outlook for natural gas pricing.

We recognized a non-cash, pre-tax rig decommissioning charge and goodwill impairment charge of $245 million.

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ABOUT OUR BUSINESSES

We have two business segments – Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

The tables below summarize our two business segments and the scope of our services in Canada, the U.S. and internationally:

Contract Drilling Services

Operates our rigs in Canada, the U.S. and elsewhere internationally and provides onshore well drilling services to exploration and production companies in the oil and natural gas industry
At December 31, 2014, the segment consisted of:
¡	313 land drilling rigs, including:
– 174 in Canada
– 124 in the U.S.
– 6 in Mexico
– 4 in Saudi Arabia
– 2 in Kuwait
– 2 in the Kurdistan region of Iraq
– 1 in the country of Georgia
¡	capacity for approximately 88 concurrent directional drilling jobs in Canada and the U.S.
¡	engineering, manufacturing and repair services, primarily for Precision’s operations
¡	centralized procurement, inventory, and distribution of consumable supplies for our global operations.

Canada	¡	land drilling services
	¡	directional drilling services
	¡	procurement and distribution of oilfield supplies
	¡	manufacture and refurbishment of drilling and service rig equipment
U.S.	¡	land drilling services
	¡	directional drilling services
	¡	turnkey drilling services
	¡	procurement and distribution of oilfield supplies
International	¡	land drilling services

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Completion and Production Services

Comprises a number of businesses providing completion and workover services and ancillary services to oil and natural gas exploration and production companies, primarily in Canada but with a growing presence in the U.S.

At December 31, 2014, the segment consisted of:
¡	156 well completion and workover service rigs, including:
– 148 in Canada
– 8 in the U.S.
¡	17 snubbing units in Canada
¡	4 coil tubing units in Canada
¡	approximately 2,600 oilfield rental items, including surface storage, small-flow wastewater treatment, power generation and solids control equipment
¡	221 wellsite accommodation units in Canada and 65 in the U.S.
¡	50 drilling camps and four base camps in Canada
¡	10 large-flow wastewater treatment units, eight potable water production units and 25 pump houses in Canada.

Canada	¡	well completion and workover service rigs
	¡	snubbing units
	¡	coil tubing units
	¡	camp and catering services
	¡	oilfield surface equipment rental
	¡	wellsite accommodations
	¡	water system services
U.S.	¡	well completion and workover service rigs
	¡	oilfield surface equipment rental
	¡	wellsite accommodations

Revenue

Years ended December 31 (thousands of Canadian dollars)	2014	2013	2012
Contract Drilling Services	$2,017,110	$1,719,910	$1,725,240
Completion and Production Services	343,556	323,353	326,079
Inter-segment eliminations	(10,128)	(13,286)	(10,578)
Total revenue	$2,350,538	$2,029,977	$2,040,741

Contract Drilling Services

Precision Drilling

At the end of 2014, we had a fleet of 313 land rigs deployed in Canada, the U.S. and internationally.

¡	Canada – We operated the largest fleet of land drilling rigs. We actively marketed 174 drilling rigs located throughout western Canada, accounting for approximately 22% of the industry’s estimated fleet of 797 drilling rigs.
¡	United States – We marketed 124 land drilling rigs, the fourth largest fleet, representing approximately 4% of the country’s estimated 3,200 total marketed land drilling rigs.
¡	Internationally – We had six land drilling rigs in Mexico, four in Saudi Arabia, two in the Kurdistan region of Iraq, two in Kuwait, and one in the country of Georgia.

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Drilling Contracts

Our contract terms are generally based on the complexity and risk of operations, on-site drilling conditions, the type of equipment used, and the anticipated duration of the work to be performed.

Drilling contracts can be for single or multiple wells and can vary in length from a day or two on shallow single-well applications to multiple-year, multiple-well drilling programs. Term drilling contracts typically have fixed utilization rates for a minimum of six months and include penalties for early termination, cost escalation provisions, and options for renewing the contract. Short-term contracts that provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty. Our new-build drilling rigs generally have two-to-five year term contracts in place before the rig is completed; in most cases contracts are in place before rig construction begins.

In 2014, we had term contracts for an average of 120 drilling rigs (52 in Canada, 58 in the U.S., and 10 internationally).

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. We secure contracts to drill wells either through competitive bidding or as a result of relationships and negotiations with customers.

Our contracts have been carried out almost exclusively on a daywork basis. Under a daywork contract:

¡	We provide a drilling rig with required personnel, and the customer supervises the drilling of the well.
¡	We charge the customer a fixed rate per day regardless of the number of days needed to drill the well.
¡	Contracts usually provide for a reduced day rate (or a lump sum amount) to mobilize the rig to the well location, to rig-up and rig-down on location, and to demobilize the rig.
¡	Generally we do not bear any of the costs arising from downhole risks.

We also drilled a very small number of wells in Alabama, Texas and Louisiana near the U.S. Gulf Coast (approximately 3% of our U.S. rig utilization in 2014) on a turnkey basis. Under a turnkey contract, we agree to drill a well to a certain depth for a fixed price. We assume higher risk under a turnkey contract and therefore generally have the potential for greater profit or loss.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable resulting in road restrictions that limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity during the second quarter of the year.

In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which is usually late in the fourth quarter. Our business activity depends, at least in part, upon the severity and duration of the winter drilling season.

Competition

The land drilling industry is highly competitive and fragmented with the top 10 providers owning approximately 45% of the marketed rig fleet in the U.S. and approximately 75% of the industry fleet in Canada as of December 31, 2014. Technology is increasingly differentiating the market, as complex drilling programs for resource exploration demand high performance drilling rigs. Top tiered rigs experience higher utilization levels and more stable dayrates. Our Tier 1 rigs represent 69% of our fleet.

In 2014, we had a footprint in virtually all of the large resource plays in Canada and the U.S., including the Bakken, Cardium, Duvernay, Lower Shaunavon, Montney, Horn River and Viking formations in Canada and the Bakken, Barnett, Eagle Ford, Granite Wash, Haynesville, Marcellus, Niobrara, Permian, Utica and Uinta resource plays in the U.S.

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Drilling Fleet

We categorize our rigs as Tier 1, Tier 2, or PSST rigs based on drilling requirements and mobility. At the end of 2014, we had a fleet of 313 rigs, consisting of 217 Tier 1 rigs, 74 Tier 2 rigs and 22 PSST rigs. A list of our contract drilling rigs, including detailed inventory and layout specifications, is available on our website (www.precisiondrilling.com).

Tier 1 Rigs are better suited to meet the challenges of complex customer requirements for resource exploitation in the North America shale and unconventional plays

High performance Super Series rigs, innovative in design, capable of drilling directionally or horizontally, highly mobile (move with pad walking or skidding systems or require fewer trucking loads)

Features

	¡	highly mechanized tubular handling equipment
	¡	integrated top drive or top drive adaptability
	¡	advanced AC, silicone controlled rectifier (SCR) and mechanical power distribution and control efficiencies
	¡	electronic or hydraulic control of the majority of operating parameters
	¡	specialized drilling tubulars
	¡	high-capacity mud pumps
	¡	majority use Range III drill pipe
Tier 2 High performance rigs with new equipment and modifications to improve performance and enhance directional and horizontal drilling capability	High performance rigs, capable of drilling directionally or horizontally, generally less mobile than Tier 1 rigs Features

	¡	some mechanization of tubular handling equipment
	¡	top drive adaptability
	¡	SCR or mechanical type power systems
	¡	increased hookload and or racking capabilities
	¡	upgraded power generating, control systems and other major components
	¡	high-capacity mud pumps
PSST Typically conventional mechanical rigs with no automation and lower pumping capacity

Acceptable level of performance for certain drilling requirements but would require major equipment upgrades to meet the criteria of a Tier 2 or Tier 1 rig

Other than rigs retained for seasonal, stratification and turnkey drilling work, we have exited the Tier 3 market. We believe that developments in the land drilling industry have made the Tier 3 rigs virtually obsolete in North America

Drilling Fleet by Tier and Geographic Location

Years ended December 31	Canada			U.S.			International			Total Fleet
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
Tier 1	105	110	119	83	87	93	–	3	5	188	200	217
Tier 2	64	62	41	35	31	23	8	10	10	107	103	74
PSST	17	15	14	9	9	8	–	–	–	26	24	22
Total	186	187	174	127	127	124	8	13	15	321	327	313

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We focus on providing efficient, cost-reducing drilling technology. Design innovations and technology improvements, such as multi-well pad capability and mobility between wells, capture incremental time savings during all phases of the well drilling process. The following factors, among others, minimize downtime and benefit our customers by lowering their well costs:

¡	using innovative and advanced drilling technology that is efficient
¡	low unplanned mechanical downtime (managed through preventive maintenance programs)
¡	detailed inspection processes
¡	strategically located spare equipment
¡	in-house supply chain management
¡	efficient use of non-productive time (includes moving, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig and using mechanized equipment for safer and quicker rig component connections).

Directional Drilling

Directional drilling involves using specialized tubulars and drill string components to establish and maintain the necessary trajectory of the drill bit to achieve a desired wellbore and bottom of hole location in relation to the surface location. Directional equipment such as mud motors (which are hydraulically driven by the drilling fluid to rotate the drill bit) and measurement while drilling (MWD) systems (which monitor wellbore trajectory and formation characteristics in real time while drilling is in progress) are used in this process.

At the end of 2014, we had capacity for approximately 88 concurrent directional drilling jobs in Canada and the U.S. with operational, technical and maintenance facilities in both countries. Centres in Calgary, Alberta and Houston, Texas manage directional drilling operations in the field in real-time.

Grey Wolf International

Grey Wolf International (Grey Wolf) is our platform for the international oil and natural gas drilling market. Grey Wolf is actively exploring opportunities in various international markets. International oilfield service operations involve relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. Grey Wolf has a regional office in Dubai, United Arab Emirates.

At the end of 2014, Grey Wolf had six land drilling rigs in Mexico, four in Saudi Arabia, two in the Kurdistan region of Iraq, two in Kuwait, and one in the country of Georgia.

Rostel Industries

Based in Canada, Rostel Industries manufactures custom drilling rigs and manufactures and refurbishes drilling rig and service rig components. Rostel Industries is fundamental to our vertical integration as approximately 95% of its revenues in 2014 were related to Precision business. Having the in-house ability to repair or provide new components for either drilling or service rigs also improves the efficiency and reliability of our fleets.

Rostel Industries markets specialized services to the energy services industry, including inspection and certification of critical drilling components such as overhead equipment, well control equipment and handling tools. Its expertise includes an in-house engineering group that designs and certifies equipment. Rostel Industries also designs and builds a significant portion of the components for the Precision Super Single drilling rigs and develops products that can be used on other new rigs or to improve the versatility of many of our existing rigs.

Columbia Oilfield Supply and PD Supply

Columbia Oilfield Supply in Canada and PD Supply in the U.S. are general supply warehouses that procure, package and distribute large volumes of consumable oilfield supplies. The two supply warehouses achieve economies of scale through bulk purchasing and standardized product selection and then coordinate distribution to Precision rig sites. Columbia Oilfield Supply and PD Supply play a key role in our supply chain management. In 2014, nearly all (99%) of their oilfield supply activities supported Precision operations. This reduces the administrative workload for field personnel and enhances our competitiveness.

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Completion and Production Services

Precision Well Servicing

Precision Well Servicing offers a versatile fleet of service rigs for well completion, workover, abandonment, maintenance and re-entry preparation services as well as snubbing units and coil tubing units for pressure control services. The fleet is strategically positioned throughout western Canada and in the northern U.S. In late 2014, we divested our U.S. coil tubing assets.

Well Service Activities

Well servicing and pressure control jobs are generally of short duration, preferably conducted during daylight hours, so it is important for a service rig to be close to customer demand and able to move quickly from one site to another. Well servicing requires a unique skill set; crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Completion, workover, or pressure control services can take a few days to several weeks to complete depending on the depth of the well and the complexity of the completion or workover.

At the end of 2014, Precision Well Servicing had a Canadian industry market share of approximately 13% with a fleet of 148 service rigs, the largest in western Canada, compared to a Canadian industry fleet average of approximately 1,100 service rigs. We also operated eight service rigs in the U.S.

Service Rates

Precision Well Servicing typically charges customers an hourly rate for completion, workover and pressure control services based on factors such as market demand in the region, the type of rig deployed and the equipment required.

Service Rig Fleet

The table below shows the configuration of the Precision Well Servicing fleet as at December 31, 2014. The fleet’s operating features are detailed on our website.

Type of Service Rig	Size	Total
Mobile Rigs
Highly mobile, efficient rig up and rig down, minimal surface disturbance,	Single	74
freestanding design eliminates anchoring	Double	48
Freestanding rigs comprise 78% of the fleet	Slant	20
Skid Mounted Rigs
Designed for deeper wells with multi-zone completions or re-completions,	Double	14
service jobs are generally of longer duration so rigs move less often
Total		156

Service Rig Activities

Well servicing operations have two distinct functions – completions and workovers. The demand for completion services is generally more volatile than for workover services.

Of our total oil and natural gas well service rig activity in Canada in 2014:

¡	workovers and abandonments accounted for approximately 89%
¡	completions accounted for approximately 11%.

Completions – Customers often contract a smaller, specialized service rig to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. The service rig and crew work jointly with other services to open and stimulate the producing zones for initial production.

The demand for well completion services is related to the level of drilling activity in a region.

Workovers – Workover services are generally provided according to customer preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovering lost equipment, or abandoning the well.

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Producing oil and natural gas wells generally require some type of workover or maintenance during their life cycle. The demand for production or workover services is based on the total number of existing active wells and their age and producing characteristics.

Pressure Control Services

Snubbing Services – Snubbing units can be employed to provide a wide range of services. While traditional well servicing operations require pressure in a well to be neutralized, or ‘killed’, using fluids (potentially impairing production) in order to safely perform the services, snubbing units perform certain workover and completion activities under pressure (without killing the well). Snubbing units are equipped with specialized snubbing devices, which allow tubing to be installed in or removed from a well, or ‘snubbed’, while the well is under pressure and production has been suspended.

At the end of 2014, we marketed eight portable hydraulic rig-assist snubbing units, seven self-contained snubbing units, one freeze unit, and one rod snubbing unit in western Canada.

Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally performed by a service rig.

Coil Tubing Services – Coil tubing units use a continuous (non-jointed) reel of tubing to perform completion, workover and stimulation services. Coil tubing provides certain advantages over conventional service rigs, including working on a well without having to kill it and servicing highly deviated and horizontal wells.

Coil tubing units are highly mobile, rig-up and rig-down in a short time, increase operating efficiency, and have a relatively small environmental footprint. These units also operate more efficiently because continuous tubing eliminates jointed tubing connections.

At the end of 2014, Precision operated four coil tubing units in western Canada.

Precision Rentals

Precision Rentals provides approximately 2,600 pieces of oilfield rental equipment from five operating centres and 11 stocking points throughout western Canada, supported by a technical service centre in central Alberta. Precision also has approximately 80 pieces of rental equipment in the northern U.S. Most exploration and production companies do not own the specialty equipment used in oil and natural gas operations and rely on suppliers like Precision Rentals for access to large inventories of drilling, completion and production equipment.

Precision Rentals has five distinct product categories:

¡	surface equipment (including environmental invert drilling mud storage, hydraulic fracturing fluid storage, production tanks and other fluid handling equipment)
¡	wellsite accommodations (fully equipped units that provide on-site office and lodging for field personnel)
¡	small-flow wastewater treatment facilities
¡	power generation equipment
¡	solids control equipment.

Precision Camp Services

Precision Camp Services provides food and accommodation to personnel working at the wellsite, typically in remote locations in western Canada. At the end of 2014, Precision Camp Services had 50 drill camps and four base camps in western Canada. Each mobile camp includes five or six building units that typically accommodate 20 to 25 members of a rig crew and other personnel and, if required, individual dormitory units that accommodate up to 45 additional personnel.

Precision Camp Services has also configured several camps and dormitories to provide housing and meals for base camps with up to 500 personnel on separate major projects in western Canada. As the oil and natural gas industry searches for new reserves in more remote locations, crews need to stay near the worksite, often in camps, throughout the duration of a drilling program. Precision Camp Services serves Precision and other companies in the upstream oil and natural gas sector and, from time to time, other industries operating in remote locations.

Precision Drilling Corporation 2014 Annual Information Form	13

Terra Water Systems

Terra Water Systems provides customers with portable wastewater handling, treatment and disposal facilities, potable water production plants, and potable water delivery systems for remote sites in western Canada.

Terra Water Systems has 10 large-flow wastewater treatment plants, eight potable water production plants and 25 pump houses that are used in base camp and other large remote work site markets. These treatment facilities provide an environmentally sound solution to treating wastewater, eliminating the traditional tank-and-haul process and concerns about the timing, hauling and disposal of effluent. Technical staff visit each treatment facility regularly to conduct sampling and independent laboratory effluent testing as part of their system management. The wastewater treatment plants are designed to be easy to operate. They provide quality treatment of effluent, eliminate odors, and align with existing environmental, health and safety regulations for surface release of treated wastewater.

Health, Safety and the Environment

We have a long-standing commitment to health, safety and the environment in all aspects of our operations. Our Target Zero vision promotes continuous safety improvement through awareness and risk reduction and fosters a culture that is never complacent about an injury to a Precision employee. We recognize risks at job sites and work to reduce them so we achieve our goal of zero injuries.

In 2014, we achieved our best ever safety record as measured by the industry standard of total recordable injury frequency. Our total hours worked increased by 11% while our recordable injury frequency decreased by 17% and our lost-time accident frequency decreased by 43% compared to 2013.

We continuously review our rig designs and components and use advanced technologies to improve the life cycle, maintain safety and operating efficiency, reduce energy use, and manage our energy and resources in several ways such as:

Drilling rigs	¡	have high-efficiency diesel engines that meet regulatory emission specifications
	¡	use AC electric power generation and distribution and control systems that incorporate variable frequency drive technologies to increase efficiency and reduce fuel consumption
	¡	generate heat efficiently by directing air flow from radiators on power generation engines to heat surrounding rig buildings
	¡	use alternative power sources to generate heat in cold operating conditions and alternative fuels for generating power
Engines	¡	have advanced muffler systems to reduce noise
Engine radiator systems	¡	have variable pitch fans to reduce horsepower requirements
Rig drawworks	¡	use regenerative braking to eliminate brake noise from conventional band brake systems and return power back into the power supply of the rigs
Rig buildings	¡	have thermal insulation in certain rig buildings to reduce winter heating load requirements

We recognize the importance of climate change and our impact on the environment. Our rigs are designed for high efficiency moving, which reduces the number of trucks needed to relocate a rig to a new customer site. They are also designed and constructed with a ‘reduced footprint’, requiring less surface land area to operate. The design of our rig pad is beneficial for high well density drilling programs because it needs less surface area to operate and eliminates the need for trucks to move between well centres. We also use spill containment devices under our equipment to minimize potential spills around the drill site and limit environmental exposure.

We continue to develop solutions for a sustainable society. We have introduced the use of low carbon emission natural gas engines and bi-fuel systems. We continue to assess alternative fuel types, other methods of power, heat generation, noise abatement, lowering carbon emissions, and systems for recovering waste energy.

14	Precision Drilling Corporation 2014 Annual Information Form

Our People

We had 7,834 employees at the end of 2014. The majority of our employees work on our drilling and service rigs and are compensated on an hourly basis. Seasonality and economic conditions affect our drilling activity and have a more dramatic impact on hourly than salaried employees.

The market for experienced personnel in the oilfield services industry is extremely competitive because of the cyclical nature of the work, uncertainty of continuing employment, and generally higher rates of employment over the past decade.

We rely on experienced, well trained personnel. We invest in systems and processes to support employee training, development, leadership and retention. Our talent management system helps us actively develop, nurture and retain people in key positions as well as top performers and potential future leaders. Programs include skill development around leadership, communication and corporate values, and our compensation program focuses on retaining experienced field personnel during all market cycles, targeted recruitment initiatives, and a performance management system that links compensation to the achievement of specific corporate and individual goals.

Performance excellence is measured through our safety record and reputation, as these help us attract and retain employees when manpower shortages are experienced in the industry during peak operating periods. Our priority is retaining experienced employees, particularly in driller, rig manager and field superintendent positions.

OUR CAPITAL STRUCTURE

Common Shares

We can issue an unlimited number of common shares. There were 292,819,921 common shares issued and outstanding as at December 31, 2014.

The Board holds an annual meeting of common shareholders to elect the directors and appoint the auditors, among other things. It can convene a special meeting of shareholders at any time and for any reason.

Only shareholders of record can attend and vote at shareholder meetings. They can vote in person or by proxy, and their proxyholder does not need to be a shareholder. Each common share entitles the holder to one vote.

Common shareholders also receive dividends. They also have the right to receive our remaining property and assets if Precision is wound up, subject to the prior rights and privileges attached to our other classes of shares.

Market for Securities

The table below summarizes the trading activity for our common shares in 2014. Our common shares trade on the TSX, under the symbol PD, and on the NYSE, under the symbol PDS.

	TSX (PD)			NYSE (PDS)
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	10.13	9.43	21,150,851	9.41	8.51	30,986,099
February	12.34	9.49	31,490,125	11.16	8.55	41,444,194
March	13.32	11.53	29,171,657	12.06	10.39	41,286,736
April	14.58	12.81	31,805,652	13.30	11.67	59,015,499
May	14.63	12.97	18,658,749	13.33	11.91	31,834,188
June	15.36	13.99	16,549,782	14.28	12.84	31,474,358
July	15.65	13.54	21,060,023	14.65	12.42	31,733,055
August	13.97	12.89	15,185,275	12.83	11.78	27,488,500
September	13.84	11.58	27,436,022	12.69	10.50	38,054,652
October	12.15	8.97	50,632,507	10.82	7.94	77,800,596
November	9.50	6.95	40,980,917	8.39	6.08	68,642,375
December	8.01	6.11	55,882,855	6.91	5.27	90,452,568

Precision Drilling Corporation 2014 Annual Information Form	15

Dividends

In December 2012, the Board approved an annualized dividend of $0.20 per common share, payable quarterly ($0.05 per quarter). In November 2013, the Board increased the quarterly rate by 20% to $0.06 per common share ($0.24 per common share annualized), and in November 2014, the Board increased the quarterly rate by 17% to $0.07 per common share ($0.28 per common share annualized).

The Board will review the dividend payment from time to time based on our financial circumstances, market conditions, and other factors it considers relevant. Our ability to pay dividends may be restricted if our circumstances change.

Our Senior Credit Facility allows the payment of dividends so long as no default or event of default has occurred. We were in compliance with all debt covenants at the end of 2014.

Each note indenture governing our outstanding senior unsecured notes restricts our ability to make certain payments, including the payment of dividends, if Precision is in default or if it is not able to incur additional indebtedness under certain circumstances or if the accumulated amount of restricted payments (including the payment of dividends) would breach certain covenants set forth in the indentures.

The following table shows the dividends declared on our common shares for the three-year period ending December 31, 2014:

Record Date	Payment Date	Amount per common share ($)
November 14, 2014	November 24, 2014	0.07
August 8, 2014	August 20, 2014	0.06
May 14, 2014	May 26, 2014	0.06
February 27, 2014	March 14, 2014	0.06
November 4, 2013	November 15, 2013	0.06
August 6, 2013	August 15, 2013	0.05
May 6, 2013	May 15, 2013	0.05
February 28, 2013	March 15, 2013	0.05
December 20, 2012	December 28, 2012	0.05

Shareholder Rights Plan

On June 1, 2010, we converted from an income trust (Precision Drilling Trust) to a corporation. When unitholders of Precision Drilling Trust approved the plan of arrangement for us to convert to a corporate structure, they also approved the adoption of a shareholder rights plan. The plan is designed to protect the rights of all shareholders and maximize value if there is ever a takeover bid for Precision. Under our shareholder rights plan agreement with Computershare Trust Company of Canada, we issued one right for each common share outstanding at the close of business on June 1, 2010, and one right for each additional common share issued after that date, subject to the terms and conditions of the plan.

Shareholders confirmed the continuation and revisions to the plan at the 2013 annual and special meeting of shareholders.

Preferred Shares

The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares. There are currently no preferred shares issued and outstanding.

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions, and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

16	Precision Drilling Corporation 2014 Annual Information Form

Material Debt

As at December 31, 2014, we had:

¡	US$650 million (excluding outstanding letters of credit of US$26 million) available under the Senior Credit Facility
¡	US$650 million outstanding under the 2010 offering of 6.625% senior unsecured notes due 2020 (the 2020 Notes)
¡	$200 million outstanding under the 2011 offering of 6.50% senior unsecured notes due 2019 (the 2019 Notes)
¡	US$400 million outstanding under the 2011 offering of 6.50% senior unsecured notes due 2021 (the 2021 Notes)
¡	US$400 million outstanding under the 2014 offering of 5.25% senior unsecured notes due 2024 (the 2024 Notes).

The following is a summary of the material terms of the Senior Credit Facility, the 2020 Notes, the 2019 Notes, the 2021 Notes and the 2024 Notes. Copies of the note indenture governing the 2020 Notes (the 2020 Note Indenture), the note indenture governing the 2019 Notes (the 2019 Note Indenture), the note indenture governing the 2021 Notes (the 2021 Note Indenture), and the note indenture governing the 2024 Notes (the 2024 Note Indenture) are available on SEDAR and EDGAR.

Senior Credit Facility

We entered into the Senior Credit Facility with a syndicate of lenders and the Royal Bank of Canada as administrative agent in 2010. In June 2014, we amended our credit agreement to, among other things, voluntarily reduce the size of the Senior Credit Facility from US$850 million to US$650 million and extend the maturity to June 3, 2019. The Senior Credit Facility is an extendible revolving term credit facility that will be used for general corporate purposes, including for acquisitions, and is secured by liens on substantially all of our present and future assets and the present and future assets of our material U.S. and Canadian subsidiaries (including subsidiaries we have designated material, collectively the Material Subsidiaries, as set out in the Senior Credit Facility). The Senior Credit Facility includes representations and warranties, covenants and events of default that are customary for transactions of this nature, including financial ratio covenants that are tested quarterly. We were in compliance with all debt and financial ratio covenants at the end of 2014.

The table below sets out the key features of the Senior Credit Facility:

Key Features of Senior Credit Facility
Amount	¡	provides senior secured financing of up to US$650 million
	¡	includes a provision to increase the credit facility limit by up to an additional US$250 million (subject to certain conditions, including obtaining additional lender commitments)
Term and repayment	¡	matures and to be repaid in full on June 3, 2019
	¡	provides us the option to request the lenders to extend the facility at their discretion for up to five years from the date of request
Letters of credit	¡	provides for letters of credit (including letters of guarantee) in U.S. or Canadian dollars up to a total of US$200 million (as a sublimit of the overall commitments)
Interest rates and fees	¡	provides us the option to choose the interest rate on loans denominated in U.S. or Canadian dollars:
– either a margin over a U.S. base rate or a margin over LIBOR for U.S. dollar loans
– either a margin over the Canadian prime rate or a margin over the Bankers’ Acceptance rate for Canadian dollar loans
The margins are based on the then applicable ratio of consolidated total debt to adjusted EBITDA (as defined in the Senior Credit Facility agreement) (margin ratio)
	¡	also provides for:
– a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable margin ratio
– an issue fee on the outstanding amount of the letters of credit equal to the margin applicable to LIBOR loans (subject to reduction in fees for non-financial letters of credit)
– a fronting fee to be paid to each fronting lender
Guarantees and security	¡

we and our Material Subsidiaries have pledged substantially all of our respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for our obligations (including obligations to cash management providers, operating lenders and swap providers). All Material Subsidiaries have also guaranteed these obligations.

¡

we currently have a corporate credit rating of BB+ from Standard & Poor’s Ratings Services (S&P) and a rating of Ba1 from Moody’s Investors Service, Inc. (Moody’s). If we receive a corporate credit rating of at least BBB- from S&P and Baa3 from Moody’s, we have the option to require the security to be released (with a corresponding obligation to re-grant security if the rating drops below this threshold after the release)

Precision Drilling Corporation 2014 Annual Information Form	17

Key Features of Senior Credit Facility
Certain covenants and events of default	¡	subject to certain exceptions, several covenants restrict our ability and the ability of our Material Subsidiaries to, among other things, do any of the following:
– incur or assume additional debt
– dispose of assets
– make or pay dividends, share redemptions, or other distributions if an event of default has occurred
– change their primary business
– incur or assume liens on assets
– enter into mergers, consolidations, or amalgamations
– enter into speculative swap agreements
	¡	also includes customary affirmative covenants and events of default
	¡	we must also comply with the following financial ratios, each calculated for the most recent four consecutive fiscal quarters:

– a maximum consolidated senior debt to adjusted EBITDA ratio of 3:1 (the consolidated senior debt to adjusted EBITDA ratio may increase to 3.5:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets)

– a maximum consolidated total debt to adjusted EBITDA ratio of 4:1(the consolidated total debt to adjusted EBITDA ratio may increase to 4.5:1 from 4:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets)

– a minimum interest coverage ratio of 2.75:1

Operating Facilities

We have a $40 million secured operating facility, a US$25 million secured facility for letters of credit, and a US$15 million secured operating facility. Availability of the $40 million facility was reduced by outstanding letters of credit of $20 million. Availability of the US$25 million secured facility for letters of credit was reduced by outstanding letters of credit of US$8 million. No amount was drawn on the US$15 million secured operating facility with the full US$15 million remaining available for drawdown. The facilities are primarily secured by charges on substantially all of our present and future property and of our Material Subsidiaries. Advances under the $40 million facility are available at a margin over the banks’ prime Canadian lending rate, United States base rate, LIBOR, or Banker’s Acceptance rate, or in combination, and under the US$15 million facility at the banks’ prime lending rate. Issuance fees at agreed rates are payable on the amounts of any letters of credit outstanding under the $40 million facility and the US$25 million facility.

Senior Unsecured Notes

On June 3, 2014, we completed an offering of senior unsecured notes in a private placement to Canadian and U.S. investors. During 2010 and 2011, we completed three offerings of senior unsecured notes in private placements to Canadian and U.S. investors. The notes are denominated in either Canadian or U.S. dollars, as indicated below, and all payments on the notes are made in that currency.

	2020 Notes Completed November 17, 2010 Issued under and governed by the 2020 Note Indenture		2019 Notes Completed March 15, 2011 Issued under and governed by the 2019 Note Indenture		2021 Notes Completed July 29, 2011 Issued under and governed by the 2021 Note Indenture		2024 Notes Completed June 3, 2014 Issued under and governed by the 2024 Note Indenture
Trustee	¡	Bank of New York Mellon (U.S. Trustee)	¡	Valiant Trust Company	¡	Bank of New York Mellon (U.S. Trustee)	¡	Bank of New York Mellon (U.S. Trustee)
	¡	Valiant Trust Company (Canadian Trustee)			¡	Valiant Trust Company (Canadian Trustee)	¡	Valiant Trust Company (Canadian Trustee)
Principal	US$650 million		$200 million		US$400 million		US$400 million
Interest	¡	6.625%	¡	6.50%	¡	6.50%	¡	5.25%
	¡ ¡	paid in cash semi-annually on May 15 and November 15 to holders of record on May 1 and November 1 calculated on a 360-day year of 12 30-day months	¡ ¡	paid in cash semi-annually on March 15 and September 15 to holders of record on March 1 and September 1 calculated on a 360-day year of 12 30-day months	¡ ¡	paid in cash semi-annually on June 15 and December 15 to holders of record on June 1 and December 1 calculated on a 360-day year of 12 30-day months	¡ ¡	paid in cash semi-annually on May 15 and November 15 to holders of record on May 1 and November 1 calculated on a 360-day year of 12 30-day months
Maturity date	¡	November 15, 2020	¡	March 15, 2019	¡	December 15, 2021	¡	November 15, 2024

18	Precision Drilling Corporation 2014 Annual Information Form

	2020 Notes	2019 Notes	2021 Notes	2024 Notes

Net proceeds	¡ used to repay all of our outstanding debt under our then existing senior secured credit facility and for general corporate purposes	¡ used in effect to repay the 10% senior unsecured note	¡ used to fund our capital expenditure program and for general corporate purposes	¡ used to fund our capital expenditure program and for general corporate purposes
Interest payments	¡ began on May 15, 2011 ¡ interest accrues from the most recent date to which interest was paid	¡ began on September 15, 2011 ¡ interest accrues from the most recent date to which interest was paid	¡ began on December 15, 2011 ¡ interest accrues from the most recent date to which interest was paid	¡ began on November 15, 2014 ¡ interest accrues from the most recent date to which interest was paid
Redemption features

Prior to November 15, 2015

¡ in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the November 15, 2015 redemption price plus required interest payments through November 15, 2015 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note

Beginning November 15, 2015

¡ in whole or in part at any time before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest

Beginning November 15, 2018

¡ for their principal amount plus accrued interest

Prior to March 15, 2015

¡ in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using a discount rate equal to the Government of Canada rate plus 100 basis points) over the principal amount of the note

Beginning March 15, 2015

¡ in whole or in part at any time before March 15, 2017, at redemption prices ranging between 103.250% and 101.625% of their principal amount plus accrued interest

Beginning March 15, 2017

¡ for their principal amount plus accrued interest

Prior to December 15, 2016

¡ in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note

Beginning December 15,

2016

¡ in whole or in part at any time before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest

Beginning December 15,

2019

¡ for their principal amount plus accrued interest

Prior to May 15, 2017

¡ up to 35% of the notes with the net proceeds of certain equity offerings at a redemption price equal to 105.25% of their principal amount plus accrued interest

Prior to May 15, 2019

¡ in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of each note to be redeemed and any excess of the present value of the May 15, 2019 redemption price plus required interest payments through May 15, 2019 (calculated using a discount rate equal to the U.S. Treasury rate plus 50 basis points) over the principal amount of the note

Beginning May 15, 2019

¡ in whole or in part at any time before May 15, 2022, at redemption prices ranging between 102.625% and 100.875% of their principal amount plus accrued interest

Beginning May 15, 2022

¡ for their principal amount plus accrued interest

Change of control	¡ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	¡ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	¡ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	¡ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase

Subject to certain exceptions, the four note indentures limit our ability and the ability of some of our subsidiaries to, among other things, do any of the following:

¡	incur additional indebtedness and issue preferred shares
¡	create liens
¡	make restricted payments, including the payment of dividends
¡	create or permit to exist restrictions on our ability (or the ability of certain subsidiaries) to make certain payments and distributions
¡	engage in amalgamations, mergers or consolidations
¡	make certain dispositions and transfers of assets
¡	engage in transactions with affiliates.

Precision Drilling Corporation 2014 Annual Information Form	19

Each of the 2020 Notes, the 2019 Notes, the 2021 Notes, and the 2024 Notes are general unsecured obligations and rank senior in right of payment to all of our future obligations that are subordinate in right of payment to these notes and equal in right of payment with all of our other existing and future obligations.

Credit Ratings

The table below shows our current credit ratings by Moody’s and S&P:

	Moody’s	S&P

Corporate credit rating	Ba1	BB+
Senior Credit Facility rating	Not rated	Not rated
Senior unsecured credit rating	Ba1	BB
(2020 Notes, 2019 Notes, 2021 Notes, and 2024 Notes)

Understanding Credit Ratings

Moody’s	¡	rating scale from Aaa (highest) to C (lowest quality of securities rated)
Moody’s credit rating is their opinion of our ability to honour senior unsecured financial obligations and contracts	¡	Moody’s rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and are subject to substantial credit risk
¡

a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, 2 indicates a mid-range ranking and 3 indicates a ranking in the lower end of the generic rating category

S&P S&P’s credit rating is a forward-looking opinion about our overall financial capacity (or creditworthiness) to pay our financial obligations	¡	rating scale from AAA to D, which represents the range from highest to lowest quality
	¡	a credit rating of BB by S&P is the fifth highest of 10 categories
	¡	under the S&P rating system, an obligor with debt securities rated BB is less vulnerable in the near-term than other lower-rated obligors, but faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments
	¡	the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category

Credit ratings assigned by the rating agencies are not recommendations to buy, hold or sell the debt, and the ratings are not a comment on market price or suitability for a particular investor. There is no assurance that a rating will remain in effect for a given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if it believes circumstances warrant it. Credit ratings by different agencies are independent of one another and should be evaluated separately.

Prior Sales

Debt Securities

On June 3, 2014, Precision completed a private offering of US$400 million aggregate principal amount of 5.250% Senior Notes due 2024 (the 2024 Notes) in a transaction that was exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the Securities Act). The 2024 Notes were guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries of Precision that also guarantee Precision’s Senior Credit Facility and certain other future indebtedness.

The 2024 Notes and the related guarantees were offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act.

We agreed to use our commercially reasonable efforts to cause a registration statement with respect to an offer to exchange the 2024 Notes for a new issue of notes registered under the Securities Act, with additional interest payable if such registration and exchange is not completed by June 3, 2015.

20	Precision Drilling Corporation 2014 Annual Information Form

RISKS IN OUR BUSINESS

Investing in Precision shares has risk. Take some time to read about the risks described below and other important information in this AIF or our other disclosure documents before making an investment decision. You may also want to seek advice from an expert.

Our operations depend on the price of oil and natural gas

We sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high and the opposite is true when commodity prices are low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the energy services business.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of liquefied natural gas in ocean going tanker ships have introduced an element of globalization to the natural gas market.

Worldwide military, political and economic events, such as sovereign debt concerns in Europe, lower expectations for global economic growth, or initiatives by the Organization of the Petroleum Exporting Countries and other major petroleum exporting countries, can affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, U.S. and Canadian natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for our services and could have a material adverse effect on our revenue, cash flow and profitability.

Lower oil and natural gas prices could also cause our customers to terminate, renegotiate, or fail to honour their drilling contracts with us, which could affect the anticipated revenues that support our capital expenditure program and deliveries of new-build rigs. In addition, lower oil and natural gas prices, lower demand for oilfield services, or lower rig utilization could affect the fair market value of our rig fleet, which in turn could trigger a write down for accounting purposes. There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future.

We have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with numerous industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing and rig availability are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor and the particular drilling rig, the offering of ancillary services, the ability to provide drilling equipment that is adaptable to and having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Precision Drilling Corporation 2014 Annual Information Form	21

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous contract drilling companies in each of the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. If demand for drilling services is better in a region where we operate, our competitors might respond by moving in suitable drilling rigs from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our revenue, cash flow and earnings.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our revenue, operations and financial condition.

New capital expenditures in the contract drilling industry expose us to the risk of oversupply of equipment

Periods of high demand often lead to higher capital expenditures on drilling rigs and other oilfield services equipment. The number of drilling rigs competing for work in markets where we operate has increased as the industry adds new and upgraded rigs. We expect new or newer rigs to continue to enter markets where we operate. The industry supply of drilling rigs may exceed actual demand because of the relatively long life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry-wide capital expenditures could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs has served to intensify price competition in the past and could continue to do so. This could lead to lower rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it would have an adverse effect on our revenue, cash flow, earnings and asset valuation.

Customers’ inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and gas drilling activity. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Any such reduction in spending by our customers could adversely affect our operating results and financial condition.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in Mexico and the Middle East. Our growth plans contemplate establishing operations in other foreign countries, including countries where the political and economic systems may be less stable than in Canada or the U.S.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including among others:

¡	an uncertain political and economic environment
¡	the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
¡	war, terrorist acts or threats, civil insurrection, and geopolitical and other political risks
¡	fluctuations in foreign currency and exchange controls
¡	restrictions on the repatriation of income or capital
¡	increases in duties, taxes and governmental royalties
¡	renegotiation of contracts with governmental entities
¡	changes in laws and policies governing operations of foreign-based companies
¡	compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries
¡	trade restrictions or embargoes imposed by the U.S. or other countries.

22	Precision Drilling Corporation 2014 Annual Information Form

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

While we have developed policies and procedures designed to achieve compliance with applicable international laws, we could be exposed to potential claims, economic sanctions, or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Our operations are subject to numerous environmental laws, regulations and guidelines

Our operations are affected by numerous laws, regulations and guidelines relating to the protection of the environment, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These include those relating to spills, releases, emissions and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these apply to our operations and authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. In addition, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material.

Precision Drilling Corporation 2014 Annual Information Form	23

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel; if we are unable to, it could have a material adverse effect on our operations.

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages as the industry adds more rigs, oilfield service companies expand, and new companies enter the business.

Our business is affected by governmental regulations and policies

Some of our activities are affected by factors that are beyond our control or influence. Our operations are directly affected by fluctuations in exploration, development and production activity by our customers that are dictated by numerous factors, including economic conditions, global energy prices and government policies. If there are additional government regulations or incentives, or if any of them are eliminated or curtailed, it could have a significant impact on the oil and natural gas business in Canada, the U.S. and other markets where we operate or choose to operate in the future. These factors could lead to lower demand for our services, resulting in a material adverse effect on our revenue, cash flow and earnings.

Environment regulations could have a significant impact on the energy industry

The issue of energy and the environment has created intense public debate in Canada and around the world in recent years. Debate is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect on us. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations, or treaties concerning climate change or greenhouse gas emissions can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us.

Governments in Canada and the U.S. are also considering more stringent regulation or restriction of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production.

Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain; however, hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our operations and financial results.

24	Precision Drilling Corporation 2014 Annual Information Form

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that may be incurred by us will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, results of operations and prospects.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield service company. A decline in our safety performance could result in lower demand for services, and this could have a material adverse effect on our revenue, cash flow and earnings.

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Relying on third-party suppliers has risks

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and overseas. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our revenue, cash flow and earnings.

Acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Any acquisition could have a material adverse effect on our operating results, financial condition, or the price of our securities. Acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the acquired business, the ability to properly access and maintain an effective internal control environment over an acquired company to comply with public reporting requirements, potential loss of key employees and customers of the acquired companies, and an increase in our expenses and working capital requirements.

We may incur substantial debt to finance future acquisitions and also may issue equity securities or convertible securities for acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future acquisitions. Acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future acquisitions into our operations, we may not derive the benefits, such as operational or administrative synergies, we expect from acquisitions, which may result in us committing capital resources and not receiving the expected returns. In addition, we may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Precision Drilling Corporation 2014 Annual Information Form	25

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer, and we try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all of the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all of these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., severe hurricane damage, and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk in order to reduce costs associated with higher insurance premiums.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern part of the U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, upon the severity and duration of the winter season.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

26	Precision Drilling Corporation 2014 Annual Information Form

Dividends may be variable

The actual cash flow available for the payment of dividends to shareholders is a function of numerous factors, including our financial performance, debt covenants and obligations, working capital requirements, capital expenditure requirements, tax obligations, the impact of interest rates or foreign exchange rates, the growth of the general economy, the price of crude oil and natural gas, weather and number of common shares outstanding. Dividends may be increased, reduced, or eliminated entirely depending on our operations and the performance of our assets.

The market value of our common shares may deteriorate if we are unable to meet dividend expectations in the future, and that deterioration may be material.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in the Senior Credit Facility, the 2020 Note Indenture, the 2019 Note Indenture, the 2021 Note Indenture, the 2024 Note Indenture and other debt agreements we may have in the future. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature or to fund other liquidity requirements. If we are not able to borrow a sufficient amount, or generate enough cash flow from operations to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay, or refinance our debt, it could have a negative impact on our financial condition and results of operations.

Repaying the debt depends on our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations is carried out through subsidiaries, and some of them are not guarantors of our debt. The assets and operations of the non-guarantor subsidiaries are not material, and these subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive dividends from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our financial position and results of operations.

Our debt facilities contain restrictive covenants

The Senior Credit Facility, the 2020 Note Indenture, the 2019 Note Indenture, the 2021 Note Indenture, and the 2024 Note Indenture contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities. In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility (see Our Capital Structure – Material Debt, on page 17). Events beyond our control could affect our ability to meet these tests. If we breach any of the covenants, it could result in a default under the Senior Credit Facility or any of the note indentures. If there is a default, the applicable lenders or note holders could decide to declare all amounts outstanding under the Senior Credit Facility or any of the note indentures to be due and payable immediately, and terminate any commitments to extend further credit.

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Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells, and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all of the costs are covered by insurance. As a result, under turnkey contracts we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties on turnkey jobs could have a material adverse effect on our financial position and results of operations.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed or may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have an adverse effect on our return to shareholders.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depends partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our operations and financial condition.

Our assessment of goodwill or capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our goodwill balance for impairment at least annually, and our capital assets balance for impairment when certain internal and external factors indicate the need for further analysis. We calculate impairment based on management’s estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in the our industry, and general economic conditions, among other things. Any impairment write down to goodwill or capital assets would result in a non-cash charge against net earnings, and it could be material.

Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar, mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates affect our income statement, balance sheet and statement of cash flow.

Translation Into Canadian Dollars

When preparing our consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the transaction. Gains or losses from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets on consolidation, which would increase or decrease shareholders’ equity. Changes in currency exchange

28	Precision Drilling Corporation 2014 Annual Information Form

rates will affect the translation of the revenue and expenses of our U.S. and international operations and will result in lower or higher net earnings than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens against the U.S. dollar, the Canadian dollar equivalent of net earnings from international operations will be negatively affected.

Transaction Exposure

We have long-term debt denominated in U.S. dollars. We have designated the 2020 Notes, the 2021 Notes, and the 2024 Notes as a hedge against the net asset position of our U.S. operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars; however, we occasionally purchase goods and supplies in U.S. dollars for our Canadian operations. However, the U.S. dollar denominated transactions and foreign exchange exposure would not typically have a material impact on our financial results.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt (including the Senior Credit Facility, the 2020 Notes, the 2019 Notes, the 2021 Notes, and the 2024 Notes), or pursue acquisitions or other business combination transactions. Continued or future volatility or uncertainty in the credit markets may increase costs associated with issuing debt, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our revenue, cash flow and profitability.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency reduces its current rating on our debt, or downgrades us, or we experience a negative change in our ratings outlook, it could have an adverse effect on our financing costs and access to liquidity and capital.

Conditions in the credit markets in the future may adversely affect business

The ability to make scheduled debt repayments, refinance debt obligations, or access financing depends on our financial condition and operating performance, which may be affected by prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. Volatility in the credit markets can increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect our ability to access those markets or the ability of third parties we wish to do business with. We may be unable to maintain sufficient cash flow from operating activities to allow us to pay the principal, premium, if any, and interest on our debt.

In addition, if there is continued or future volatility or uncertainty in the capital markets, access to financing may be uncertain, and this can have an adverse effect on the industry and our business, including future operating results. Our customers may curtail their drilling programs, which could result in reduced dayrates, lower demand for drilling rigs, well service rigs, directional drilling, turnkey jobs, and other wellsite services, or lower equipment utilization. In addition, certain customers may be unable to pay suppliers, including us, if they are unable to access the capital markets to fund their business operations.

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Selling additional common shares could affect share value

We may issue additional common shares in the future to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional common shares, and shareholders do not have any pre-emptive rights related to share issues (see Our Capital Structure, on page 15).

The price of our common shares can fluctuate

The price of our common shares can fluctuate. Several factors can cause volatility, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, and speculation in media or investment community about our financial condition or results of operations. General market conditions and Canadian, U.S., or international economic factors and political events unrelated to our performance may also affect the price of our common shares. Investors should therefore not rely on past performance of our trust units or common shares to predict the future performance of our common shares or financial results.

Variability in asset valuation could negatively affect the value of our common shares

The net asset value of our assets will vary from time to time depending on factors beyond our control. The trading price of our common shares also fluctuates due to factors beyond our control and the price may be higher or lower than the net asset value of our assets.

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the United States Exchange Act of 1934 (the Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), which differs in some respects from U.S. GAAP.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe that we are or will be treated as a passive foreign investment company (PFIC) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences to a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% of the U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the share is not distributed to the person. We are not currently a CFC, but this could change in the future.

30	Precision Drilling Corporation 2014 Annual Information Form

MATERIAL INTERESTS, EXPERTS AND MATERIAL CONTRACTS

Material Interests

None of our directors or executive officers, or any shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any of their known associates or affiliates, have had a direct or indirect material interest in any transaction affecting us in the three most recently completed financial years or during 2015 to the date of this AIF, or in any proposed transaction that has had or is reasonably expected to have a material effect on Precision.

Interests of Experts

KPMG LLP (KPMG) are the auditors of Precision and have confirmed that they are independent with respect to Precision within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Precision under all relevant U.S. professional and regulatory standards.

Material Contracts

Other than contracts we entered into in the ordinary course of business, we had five material contracts in effect at the end of 2014.

¡	Senior Credit Facility agreement
¡	2020 Note Indenture
¡	2019 Note Indenture
¡	2021 Note Indenture
¡	2024 Note Indenture.

See Our Capital Structure – Material Debt, on page 17. We filed copies of these contracts, other than the Senior Credit Facility agreement, on SEDAR and on EDGAR.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as noted below, we are not a party to, and our properties are not the subject of, any material legal proceedings. We are also not aware of any potential material legal proceedings. We have not entered into any settlement agreements or been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

In August 2014, the Ontario Court of Appeal ruled in favour of Precision’s wholly owned subsidiary, Inter-Leasing, Inc., reversing a prior decision by the Ontario Superior Court of Justice regarding the reassessment of Ontario income tax for Inter-Leasing, Inc.’s 2001 through 2004 taxation years. The Ontario Minister of Revenue subsequently made an application to the Supreme Court of Canada seeking leave to appeal the Ontario Court of Appeal decision. On March 5, 2015, the Supreme Court of Canada denied the Ontario Minister of Revenue’s application for leave to appeal. The decision by the Supreme Court of Canada brought the appeal process to an end. We expect that the $55 million paid to the Ontario tax authorities in 2008, related to the reassessed taxation years, will be repaid by the Ontario Minister of Revenue later this year, plus interest and costs.

GOVERNANCE

Board of Directors

Our by-laws provide that the Board has full, absolute and exclusive power, control, authority and discretion to manage Precision’s business and affairs, subject to the rights of our shareholders.

Directors are elected at each annual meeting of shareholders for a one-year term.

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The table below provides information about each director, including his or her name, place of residence, current position with Precision and principal occupation during the last five years.

Name and Place of Residence	Position Held with Precision	Principal Occupation During the Last Five Years	Director Since

William T. Donovan North Palm Beach, Florida United States	Director Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee (chair since May 2012)

Currently a private equity investor and a director of several private companies in the U.S., the United Kingdom and Russia.

Previously Chairman of the Board of Rockland Industrial Holdings, LLC from April 2006 to December 2013.

December 2008

Brian J. Gibson, ICD.D Mississauga, Ontario, Canada	Director Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee	Currently a private investor, investment consultant and corporate director. Previously Senior Vice President, Public Equities and Hedge Funds of AIMCo from December 2008 to May 2012.	May 2011

Allen R. Hagerman, FCA, ICD.D Millarville, Alberta, Canada	Director Member, Audit Committee (chair since May 2012) Member, Human Resources and Compensation Committee	Currently a private investor and corporate director. Previously Executive Vice President of Canadian Oil Sands Limited from May 2008 until his retirement in December 2014.	December 2006

Catherine J. Hughes Calgary, Alberta, Canada	Director Member, Corporate Governance, Nominating and Risk Committee Member, Human Resources and Compensation Committee

Currently a corporate director.

Previously with Nexen Inc., where she served as Vice President, Operational Services, Technology and Human Resources from December 2009 to November 2011, and as Executive Vice President, International from December 2011 until her retirement in April 2013.

May 2013

Stephen J.J. Letwin Toronto, Ontario, Canada	Director Member, Corporate Governance, Nominating and Risk Committee Member, Human Resources and Compensation Committee

Currently President and Chief Executive Officer and a director of IAMGOLD Corporation since November 2010.

Previously a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation & International.

December 2006

Kevin O. Meyers, Ph.D. Anchorage, Alaska, United States

Director

Member, Corporate Governance, Nominating and Risk Committee

Member, Human Resources and Compensation Committee (chair since May 2012)

Also attends management committee known as the Safety Council

Currently an independent energy consultant and corporate director.

Previously a senior executive of ConocoPhillips for the 10 years prior to his retirement in 2010, most recently as Senior Vice President Exploration and Production, Americas.

September 2011

Patrick M. Murray Dallas, Texas, United States	Director Member, Audit Committee Member, Human Resources and Compensation Committee	Currently a private investor and corporate director. Retired in May 2007 as Chairman of the Board and Chief Executive Officer of Dresser, Inc.	July 2002

Kevin A. Neveu Calgary, Alberta, Canada	President and Chief Executive Officer and Director	Currently President and Chief Executive Officer of Precision since January 2009. Appointed Chief Executive Officer and a director of Precision in August 2007.	August 2007

Robert L. Phillips, Q.C. West Vancouver, British Columbia, Canada	Director (Chairman of the Board since August 2007) Member, Audit Committee Member, Corporate Governance, Nominating and Risk Committee Member, Human Resources and Compensation Committee	Currently a private investor and corporate director. Retired in 2004 as President and Chief Executive Officer of BCR Group of Companies.	May 2004

32	Precision Drilling Corporation 2014 Annual Information Form

Other Important Information About the Directors

No director or executive officer is or has been a director, chief executive officer, or chief financial officer of any company in the last 10 years that during their term or after leaving the role if the triggering event occurred during their term was:

¡	the subject of a cease trade order (or similar order) or
¡	denied access to any exemption under securities legislation (for more than 30 consecutive days).

In addition, except as noted below, no director or executive officer, nor any shareholder holding a sufficient number of Precision shares to materially affect control of Precision, is or has been:

¡	personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
–	became bankrupt
–	made a proposal under any bankruptcy or insolvency laws
–	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
–	had a receiver, receiver manager or trustee appointed to hold its assets
¡	personally:
–	subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
–	party to a settlement with a Canadian securities regulatory authority, or
–	subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Patrick Murray was a director of Rancher Energy Corp. (Rancher) from April 20, 2007 to September 30, 2009.

On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado. Rancher has since reorganized and sold its assets.

Audit Committee

The Audit Committee currently has five members, all of whom are independent directors:

¡	Allen R. Hagerman (chair), William T. Donovan, Brian J. Gibson, Patrick M. Murray and Robert L. Phillips

The Audit Committee is a standing committee appointed by the Board to assist it in fulfilling its oversight responsibilities with respect to financial reporting.

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S. The Board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate, and has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Donovan, Mr. Gibson, Mr. Hagerman, and Mr. Murray are all considered financial experts. They meet the requirements because of their training and expertise.

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Relevant Education and Experience

Each Audit Committee member has general business experience and education relevant to performing his responsibilities as a member of the committee:

¡	Allen R. Hagerman (chair) was the Executive Vice President, Canadian Oil Sands Limited from May 2008 to December 2014 and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 to 2007. Mr. Hagerman received a B.Comm. from the University of Alberta in 1973. He has a Chartered Accountant designation and an FCA designation from the Institute of Chartered Accountants of Alberta and a Corporate Finance Qualification (CF) from the Canadian Institute of Chartered Accountants. Mr. Hagerman also received an MBA from the Harvard Business School in 1977 and the ICD.D designation from the Institute of Corporate Directors. Mr. Hagerman was appointed to the Audit Committee in May 2007.
¡	William T. Donovan is a private equity investor and a director of several private companies. He was chairman of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin from April 2006 to December 2013. He was a director of Grey Wolf, Inc. from 1997 until it was acquired by Precision Drilling Trust in December 2008 and was the Chief Financial Officer of Christina Companies, Inc. prior to February 1999. Mr. Donovan has a B.Sc. degree (1974) and an MBA (1976) from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.
¡	Brian J. Gibson is a private investor and investment consultant and has a lengthy investment career that required extensive knowledge and analysis of public company financial statements and control standards. Previously he was the Senior Vice President, Public Equities and Hedge Funds of AIMCo. He was President of Panoply Capital Asset Management Inc., a private investment firm, from January 2008 to December 2008 and was the Senior Vice President, Public Equities of the Ontario Teachers’ Pension Plan from August 1992 to January 2008. Mr. Gibson received a B.Comm. from Laurentian University and an MBA from the University of Toronto and is a Chartered Financial Analyst. He also received the ICD.D designation from the Institute of Corporate Directors. Since 2012, he has been a member of the Corporate Disclosure Policy Committee of the CFA Institute. Mr. Gibson was appointed to the Audit Committee in July 2012.
¡	Patrick M. Murray is the retired Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.Sc. degree in Accounting in 1964 and an MBA in 1973 from Seton Hall University. Mr. Murray was appointed to the Audit Committee in April 2003.
¡	Robert L. Phillips’ experience includes executive level positions at several corporations and as a director of several public corporations including membership on a number of audit committees. Mr. Phillips received a B.Sc. in chemical engineering in 1971 and an LLB in 1976 from the University of Alberta. Mr. Phillips was appointed to the Audit Committee in December 2008.

Pre-Approval Policies and Procedures

Under the committee charter, the Audit Committee recommends, for approval by the Board, the external auditors’ terms of engagement and their remuneration. It must also review and pre-approve all permitted non-audit services that will be provided by the auditors, or any of its affiliated entities, to us or any of our affiliates, subject to minimum approval level exceptions under applicable law.

In 2003, the committee implemented specific procedures for pre-approving services to be performed by the external auditors and also specified certain services that the auditors are prohibited from performing. Management, together with the external auditors, must prepare a list of the proposed services for the coming year and submit it to the committee for its review and approval. If the list includes services that have not been pre-approved by the committee, the chair of the Audit Committee or other designated member has the authority to pre-approve the services, as long as they are presented to the full committee for ratification at the next scheduled meeting. The Audit Committee receives an update on the status of any pre-approved services at each regular meeting.

Since these procedures were implemented, 100% of each of the services provided by the external auditors relating to the fees reported as audit, audit-related, tax and all other fees have been pre-approved by the Audit Committee or a delegated member.

See Appendix, on page 38, for the full text of our Audit Committee Charter.

34	Precision Drilling Corporation 2014 Annual Information Form

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG LLP, our external auditors, in fiscal 2014 and 2013:

Years ended December 31	2014	2013
Audit fees
for professional audit services	$1,733,000	$1,616,000
Audit-related fees
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	–	–
Tax fees
for domestic tax advisory services, including assistance with preparing Canadian federal and provincial income tax returns and international tax advisory services	797,000	640,000
All other fees	–	–
Total	$2,530,000	$2,256,000

Executive Officers

The table below provides information about each executive officer, including his or her name, place of residence, current positions and offices with Precision, and principal occupation during the last five years:

Name and Place of Residence	Current Position with Precision and Positions Held During the Last Five Years
Kevin A. Neveu Calgary, Alberta, Canada	President and Chief Executive Officer since January 2009
Niels Espeland Dubai, United Arab Emirates	President of International Operations since 2011 Group Vice President, Drilling for Weatherford International from 2007 to 2011
Douglas B. Evasiuk Houston, Texas, United States

Senior Vice President, Sales and Marketing – North America since February 2012

Vice President, Sales and Marketing – North America from February 2011 to February 2012

Vice President, Sales and Marketing from 1999 to 2011

Veronica Foley Houston, Texas, United States	Vice President, Legal and Corporate Secretary since January 9, 2015 Associate General Counsel, Americas, from April 2012 to January 2015 Senior Legal Counsel from March 2010 to April 2012
Kenneth J. Haddad Houston, Texas, United States	Senior Vice President of Business Development since February 2012 Vice President of Business Development from 2008 to February 2012
Robert J. McNally Houston, Texas, United States	Executive Vice President and Chief Financial Officer since 2010
Darren J. Ruhr Calgary, Alberta, Canada	Senior Vice President of Corporate Services since January 2012 Vice President of Corporate Services from 2009 to January 2012
Gene C. Stahl Houston, Texas, United States	President of Drilling Operations since 2008
Douglas J. Strong Calgary, Alberta, Canada	President of Completion and Production Services since 2010

As at December 31, 2014, our directors and executive officers as a group (including Veronica Foley) beneficially owned, or controlled or directed, directly or indirectly, 1,134,755 common shares (approximately 0.4% of our issued and outstanding common shares).

Precision Drilling Corporation 2014 Annual Information Form	35

OTHER INFORMATION

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, including our principal executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2014.

Based on that evaluation, our principal executive officer and principal financial and accounting officer have concluded that our disclosure controls and procedures as of December 31, 2014 are effective in ensuring that information we are required to disclose in reports that we file or submit under the Exchange Act is:

¡	recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and
¡	accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, so they make timely decisions about the required disclosure.

While our principal executive officer and principal financial and accounting officer believe that our disclosure controls and procedures are effective and provide a reasonable level of assurance, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the system are met regardless of how well it was designed or functioning.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, which is designed to provide reasonable assurance about the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Management, including our principal executive officer and principal financial and accounting officer, supervised and participated in an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of 2014. The evaluation was based on Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that we maintained effective control over our financial reporting as of December 31, 2014.

There were no changes in our internal control over financial reporting in 2014 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management’s Discussion and Analysis

Management’s discussion and analysis of our financial condition and results of operation (MD&A) relating to our consolidated financial statements for the fiscal year ended December 31, 2014 forms part of our 2014 annual report and is incorporated by reference in this AIF. The MD&A appears on pages 2 to 51 of our 2014 annual report.

Transfer Agent and Registrar

Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of our common shares. In the U.S., our co-transfer agent is Computershare Trust Company NA located in Golden, Colorado.

36	Precision Drilling Corporation 2014 Annual Information Form

Additional Information About Precision

Additional information about Precision is available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com). Copies are also available from us free of charge by contacting our Corporate Secretary:

Precision Drilling Corporation	Email:	corporatesecretary@precisiondrilling.com
800, 525 – 8th Avenue SW	Phone:	403.716.4500
Calgary, Alberta, Canada T2P 1G1	Fax:	403.264.0251

Additional information is available in the following documents:

¡	Management information circular (including information about director and officer remuneration and indebtedness and shares authorized for issuance under Precision’s equity compensation plans) for the annual meeting of shareholders to be held on May 13, 2015.
¡	Our 2014 annual report containing our annual consolidated financial statements and MD&A for the year ended December 31, 2014.

Copies are available or will be available on SEDAR.

Precision Drilling Corporation 2014 Annual Information Form	37

APPENDIX

Audit Committee Charter

Purpose

The purpose of this document is to establish the terms of reference of the Audit Committee (the “Committee”) of Precision Drilling Corporation (the “Corporation”). The Committee is a permanent committee of the Board of Directors of the Corporation (the “Board”, or the “Board of Directors”) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management (“Management”) of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to National Instrument 52-110 – Audit Committees, as adopted by the Canadian Securities Administrators and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) for issuers listed on the New York Stock Exchange (the “NYSE”).

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

¡	the integrity of financial reporting to the shareholders of the Corporation (“Shareholders”) and to the Corporation’s other stakeholders including investors, customers, suppliers and employees;

¡	the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit process;

¡	the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;

¡	the external auditor’s qualifications and independence;

¡	reporting protocol and independence of the audit services department of the Corporation (“Audit Services”);

¡	the work and performance of the Corporation’s financial management, Audit Services’ function and its external auditor; and

¡	any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the Toronto Stock Exchange (the “TSX”) and NYSE.

Committee Responsibilities

The Committee shall in respect of operations of the Committee:

Committee Governance

¡	annually establish a set of objectives for the Committee for the respective calendar year, with the status of such objectives to be reviewed and evaluated by the Committee on a quarterly basis;

¡	meet in an in-camera session regularly with the external auditor, the head of Audit Services and members of Management;

¡	meet in separate non-Management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate;

¡	review annually its own performance;

¡	review annually the continuing education efforts undertaken by the members of the Committee during the preceding year with respect to audit committee matters;

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Annual and Quarterly Financial Statements

¡	review and discuss with Management and the external auditor the annual and interim financial statements of the Corporation and related notes and management’s discussion and analysis and make recommendations to the Board of Directors for their approval;

¡	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;

¡	review and oversee the work of the external auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting;

¡	review and discuss with Management and the external auditor, as applicable:

–	all critical accounting policies and practices to be used in the annual audit,

–	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies,

–	analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item,

–	any problems, difficulties or differences encountered in the course of the audit work or restrictions on the scope of the external auditor’s activities or on access to requested information and Management’s response thereto,

–	the effect of regulatory and accounting initiatives on the financial statements of the Corporation and other financial disclosures,

–	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation,

–	the use of any “pro forma” or “adjusted” information not in accordance with IFRS;

¡	discuss with Management and the external auditor any accounting adjustments that were noted or proposed by the external auditor or Audit Services but were not adopted (as immaterial or otherwise), and Management or internal control letters issued, or proposed to be issued by the Corporation’s external auditor and Management’s response to such letters;

¡	review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;

¡	upon the Committee’s request, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation’s internal controls;

¡	cause to be prepared any report required by law, regulations or stock exchange requirement to be included in the Corporation’s annual and quarterly reports;

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Other Financial Filings and Public Documents

¡	review and recommend to the Board financial information of the Corporation, including any “pro forma”, “adjusted” or non-IFRS financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies). Consideration should be given as to whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with publicly-listed securities. Such review and discussion should occur before public disclosure and may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

Duties Related to Capital Expenditures

¡	review and recommend to the Board of Directors requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the Chief Executive Officer’s and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;

¡	receive and review Authorizations for Expenditures from Management for material capital expenditures on a “Notice of Allocation” basis;

Internal Control Environment

¡	ensure that Management, in conjunction with the external auditor and Audit Services, provide to the Committee an annual assessment on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls;

¡	in coordination with the Corporate Governance, Nominating and Risk Committee’s oversight of risk, review and discuss significant financial risks or exposures and assess the steps Management has taken to monitor, control, report and mitigate such risk to the Corporation, including the Corporation’s risk assessment and risk management policies such as use of financial derivatives and hedging activities;

¡	review significant findings prepared by the external auditor and Audit Services together with Management’s responses;

¡	review, in consultation with Audit Services and the external auditor, the audit plans of Audit Services and the external auditor and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit efforts to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditor for the strengthening of internal controls shall be reviewed and discussed with Management;

¡	review annually the administrative reporting protocol for the head of Audit Services;

¡	review annually the performance and compensation of Audit Services;

¡	review and approve the annual Audit Services’ internal audit plan and all major changes to the plan, the internal auditing budget and staffing;

¡	review the following issues with Management and the head of Audit Services:

–	significant findings of the Audit Services group as well as Management’s response to them;

–	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information; and

–	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;

¡	review and annually approve the Audit Services Charter;

¡	approve the appointment, replacement or dismissal of the head of the Audit Services;

¡	direct the head of Audit Services to review any specific areas the Committee deems necessary;

¡	confirm and assure, annually, the independence of Audit Services and the external auditor;

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External Auditor

¡	recommend to the Board of Directors the appointment/reappointment of the external auditor;

¡	review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

¡	review the terms of the external auditor’s engagement letter and approve and recommend to the Board of Directors the compensation to be paid by the Corporation to the external auditor;

¡	review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

¡	be directly responsible for the retention of (including termination) and oversight of the work of any auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management or Audit Services and the auditor regarding financial reporting or the application of any accounting principles or practices;

¡	require the external auditor and Audit Services to report directly to the Committee;

¡	provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor;

¡	approve all auditing services to be provided by the external auditor and non-audit services to be performed for the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated independent members of the Committee the authority to pre-approve non-audit services, provided that any audit or non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee for ratification at its first scheduled meeting following such pre-approval;

¡	review and approve the disclosure with respect to audit and non-audit services provided by the external auditor;

¡	review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

¡	discuss with the external auditor, without Management being present, (a) the external auditor’s judgment about the quality, integrity and appropriateness of the Corporation’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation’s financial statements;

¡	annually request and review a report from the external auditor regarding (a) the external auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

¡	review and confirm the independence of the external auditor, including all relationships between the external auditor and the Corporation;

¡	evaluate the qualifications and performance of the external auditor;

Precision Drilling Corporation 2014 Annual Information Form	41

¡	ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002 and Regulation S-X, and further consider rotation of the external auditor firm itself;

¡	review the results of the annual external audit, including the auditors’ report to the Shareholders and any other reports prepared by the external auditor and the informal reporting from the external auditor on accounting systems and internal controls, including Management’s response;

Other Review Items

¡	review any legal regulatory or compliance matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;

¡	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

¡	establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Corporation’s Code of Business Conduct and Ethics;

¡	review with Management, Audit Services and the external auditor any significant complaints received related to disclosure, financial controls, fraud or other matters;

¡	oversee Management’s process to ensure its disclosure regarding forward looking information is appropriate and thorough; and

Insurance

¡	review annually the Corporation’s insurance programs and pension plans, not including the directors’ and officers’ insurance program.

In addition to the foregoing items, the Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

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Committee Structure and Authority

(a) Composition

The Committee shall consist of not less than three directors as determined by the Board of Directors, at least 25 percent of whom must be resident Canadians and all of whom shall qualify as independent directors pursuant to (i) National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (“NI 52-110”); (ii) Section 303A.02 of the NYSE Listed Company Manual; (iii) Rule 10A-3 under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have “accounting or related financial management expertise”. In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

¡	an understanding of generally accepted accounting principles and financial statements;

¡	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

¡	expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

¡	an understanding of internal controls and procedures for financial reporting; and

¡	an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board of Directors or any other committee of the Board of Directors, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an “affiliated person” (as such term is defined in the Exchange Act and the rules adopted by the U.S. Securities and Exchange Commission thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an audit committee member may receive from the Corporation.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors, and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation.

The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors or Canadian residency requirements are not met. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office and minimum Canadian residency requirements are met.

Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next annual meeting of the shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

Precision Drilling Corporation 2014 Annual Information Form	43

(b) Quorum

A majority of the Committee with at least 25 percent resident Canadians present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

(c) Review of Charter and Position of the Committee Chair

The Committee shall review and reassess the adequacy of this Charter and the description of the Committee Chair description at least annually and otherwise as it deems appropriate, and recommend changes to the Corporate Governance, Nominating and Risk Committee of the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(d) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(e) Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(f) Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description – Audit Committee Chair”.

(g) Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(h) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(i) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

44	Precision Drilling Corporation 2014 Annual Information Form

(j) Attendance of Others at Meetings

The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

(k) Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation’s expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective October 24, 2014

Precision Drilling Corporation 2014 Annual Information Form	45

Precision
Drilling
Corporation

Suite 800, 525 – 8th Avenue SW
Calgary, AB, Canada T2P 1G1
Telephone: 403.716.4500
Email: info@precisiondrilling.com
www.precisiondrilling.com